Filed by Pumatech, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Pumatech, Inc.

Commission File No.: 000-21709

PUMATECH – SYNCHROLOGIC Acquisition:

GENERAL FAQ

Q:	What is the news?

A:	Pumatech, Inc. has entered into a definitive agreement to acquire Synchrologic, Inc., in a transaction designed to establish Pumatech as the leading provider of synchronization solutions to the enterprise, technology licensing and consumer markets.

Q:	When was this announced?

A:	The acquisition was announced on Sept. 15, 2003. Letters and calls to partners and customers are in progress.

Q:	Who is Synchrologic?

A:	Synchrologic’s product line provides mobile access to enterprise applications, email and PIM data, file content, intranet sites, and Web content, while giving IT the tools to remotely manage mobile devices. The company’s key revenue-generating customers and partners include 3M, Accenture, Citicorp, Domino’s, J.D. Edwards, Nintendo, Microsoft, NEC, Pfizer, T-Mobile, and Verizon Wireless.

For the 12-month period ending June 30, 2003, Synchrologic has informed Pumatech that it posted unaudited revenues of $11.8 million – a 38 percent increase over the prior 12-month period. Synchrologic’s 2003 fiscal year ends on Dec. 31, 2003.

Q:	What is the dollar value of the deal?

A:	The acquisition is a transaction valued at approximately $60 million. A minimum of 16.2 million shares and a maximum of 19.8 million shares of Pumatech stock will be issued as a result of the acquisition. As of Sept. 14, 2003, Pumatech had approximately 48 million shares outstanding, excluding options to purchase an additional 6 million shares.

Q:	Are there any contingencies to completion of the transaction?

A:	Completion of the transaction is subject to approval by Pumatech’s and Synchrologic’s shareholders, as well as customary regulatory approvals and other customary closing conditions.

Q:	When do you expect the transaction to close?

A:	Pumatech and Synchrologic expect to complete the transaction by the end of calendar 2003.

Q:	Why is Pumatech acquiring Synchrologic?

A:	Pumatech and Synchrologic believe this acquisition is in the mutual interest of both companies, and that the new entity will benefit from the combination of the people, products, expertise, distribution, financial assets, and customer bases. Pumatech is confident that Synchrologic’s server-based enterprise synchronization and systems management business is an important element for executing Pumatech’s overall synchronization strategy.

Both companies also strongly believe that potential enterprise customers and channel partners have been waiting for a clear leader to emerge in the synchronization space before they make a significant investment in a particular solution. Enterprises, for example, typically “pilot test” mobile technologies before committing to large-scale deployments. These enterprise companies want the assurance that a mobile-technology provider is a market leader, with a solid foundation, before they standardize on that provider’s solution. Pumatech expects that its acquisition of Synchrologic will establish Pumatech as the leading provider of synchronization solutions for the enterprise, technology licensing, and consumer channels.

Q:	How does this acquisition complement Pumatech’s and Synchrologic’s business strategies?

A:	Pumatech believes the acquisition plays into both companies’ overall business strategy – to provide the best possible synchronization and systems management solutions to the enterprise, consumer, and technology-licensing markets. Synchrologic has strong, server-based enterprise solutions thatPumatech expects willprovide some of the final pieces in Pumatech’s quest to become the de facto standard in the synchronization market.

Q:	What is Pumatech’s long-term business goal, and how does Synchrologic fit in?

A:	Pumatech believes its 12-month mission to reassert its leadership in the sync market is nearing completion with the acquisition of Synchrologic. When the acquisition is completed, Pumatech expects to be able to provide its enterprise customers with an important technology platform intended to expand the role of synchronization in large-scale deployments. Pumatech looks forward to integrating the companies’ respective technologies, and to welcoming members of the Synchrologic family to Pumatech.

Q:	What gap does this fill in Pumatech’s current solutions?

A:	The acquisition is expected to provide Pumatech with proven, server-based enterprise synchronization and systems management solutions, along with a strong enterprise customer base that includes key revenue-generating companies such as 3M, Pfizer, FedEx, Monsanto, Fujitsu, Cisco, Nintendo, Domino’s, T-Mobile, and Verizon Wireless. Synchrologic also enjoys OEM relationships with leading companies such as NEC, Brience, J.D. Edwards, Lilly Software Associates, and FirstWave Corporation.

Pumatech’s objective is to maintain and enhance Synchrologic’s Mobile Suite platform, which provides server-based email and PIM synchronization, custom data sync, file sync, and systems management capabilities. This platform will form the cornerstone of the combined companies’ server-based enterprise synchronization and systems management offerings.

Synchrologic’s Mobile Suite joins a comprehensive Pumatech product line that includes Intellisync and Enterprise Intellisync software for desktop-based email/PIM synchronization, and Satellite Forms MobileApp Designer software for the development of custom mobile applications.

Q:	What are the synergies between the two companies?

A:	Both companies have a strong footprint on the synchronization landscape – Synchrologic primarily in the server-based sync and systems management space, and Pumatech in the desktop-synchronization category, where it enjoys 90 percent market share among PC-to-PDA sync products sold in the U.S. retail software channel and a presence in virtually all of the Fortune 1000.

Q:	What are the key enterprise products going forward?

A:	Synchrologic’s server and systems management products, and Pumatech’s desktop products and synchronization platform development tools.

Q:	Does Pumatech plan to keep Synchrologic’s name and/or its product names?

A:	Pumatech expects that both companies’ brands will be retained initially. During the next fiscal year, we will review branding for both companies.

Q:	How will this acquisition affect Pumatech’s financial performance?

A:	Pumatech expects the acquisition to generate operational savings and positive cash flow for the Company. There are some redundancies in staffing, so minor headcount reductions are anticipated.

Q:	How will Synchrologic’s and Pumatech’s customer bases be affected?

A:	Pumatech plans to maintain a sharp customer focus throughout this integration, and is committed to providing a convergence of existing Pumatech and Synchrologic products and services – as well as to delivering unparalleled customer service and support. Pumatech plans to make Synchrologic’s Mobile Suite its synchronization server platform for enterprise customers, and expects to work to provide a smooth migration path for Pumatech’s existing server-based agreements.

Q:	Are there any planned changes to software and support pricing?

A:	For the immediate future, product pricing for software and support is expected to remain the same as it was prior to the acquisition.

Q:	Who will be the head of the combined company once the acquisition is complete?

A:	Woody Hobbs is the President and CEO of Pumatech. He will continue as the President and CEO of the combined company.

Q:	How will Synchrologic and Pumatech be integrated following completion of the acquisition?

A:	We will study the proper way to integrate the companies to combine the strengths of both organizations. Synchrologic’s Atlanta operations will become the combined companies’ enterprise server development center under the leadership of Said Mohamadioun, who will report to Woody Hobbs, Pumatech’s president and CEO. Said will also join Pumatech’s Board of Directors. Both companies’ sales, marketing, professional services, and support organizations will be combined, and will report to Clyde Foster, Pumatech’s senior vice president of sales and marketing. No moves or transfers are expected in the near term.

Q:	Will facilities be consolidated?

A:	We currently do not anticipate the need for facilities consolidation.

Q:	Do you plan to eliminate jobs?

A:	In order to establish an efficient and profitable business model, minimal staff reductions will be necessary. It’s not known at this time specifically how many jobs will be eliminated as a result of the acquisition. Pumatech has a job application process that gives preference to internal candidates, especially those whose jobs are eliminated for business reasons. Once the acquisition is final, employees will have access to internal job postings in the Pumatech organization. Pumatech also posts job openings on its Web site.

Q:	Approximately how many employees will the combined company have?

A:	It is estimated that about 80 Synchrologic employees will join Pumatech, giving the combined company approximately 200 employees.

Q:	How will this acquisition affect Pumatech’s lawsuit against Extended Systems, Inc (ESI)?

A:	Pumatech is committed to protecting its intellectual property. The Company, therefore, will continue to pursue its lawsuit against ESI, and is confident that its patents will emerge successfully within a relatively short timeframe.

Q:	When did Pumatech shift from a “make” strategy to a “buy” strategy relative to product development?

A:	Like any savvy organization, Pumatech is actively evaluating a variety of strategic opportunities to increase shareholder value and improve service to its customer base. These include, but are not limited to, acquisitions of products, and acquisitions of companies and their customer bases.

Q:	Pumatech has now made four acquisitions in the past five months. What is the plan for integrating the acquired technologies into Pumatech’s product line?

A:	The acquisition of Synchrologic is the most important milestone in Pumatech’s quest to assume leadership of the synchronization space. This acquisition comes on the heels of Pumatech’s acquisition of Starfish Software, and the acquisition of the assets of Loudfire, Inc. and the expected acquisition of substantially all of the assets of Spontaneous Technology, Inc. Following integration of these assets, Pumatech’s product family will comprise Intellisync technology for desktop-based synchronization, Synchrologic technology for server-based synchronization and device management, TrueSync (Starfish) server-based technology for the carrier market, Loudfire technology for real-time remote information access, and SponTec technology for secure VPN solutions. Pumatech’s Satellite Forms MobileApp Designer software will continue to provide a platform for rapid development of custom mobile applications.

The forward-looking statements above, including statements related to benefits from the product offerings and customer relationships, the ability to address complex synchronization challenges, operational savings and cash flows as a result of the acquisition, the timing or ability to reach profitability, and the benefits of new business partnerships and products, are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include uncertainties related to the effect of continued weakness of general economic factors on the overall demand for our products and services, the timing of market adoption and movement toward data synchronization and integration solutions, margin erosion, market shrinkage, economic uncertainty related to terrorism and conflict in the Middle East, market acceptance of the acquisition, the possibility that the transaction may be delayed in its completion or fail to be completed, continued diligence of Synchrologic’s technology and financial position, the need to obtain Pumatech and Synchrologic shareholder consent for the transaction, the need to obtain regulatory and other third-party consents for the transaction, the ability to integrate Synchrologic technologies and businesses with those obtained in other recent acquisitions by Pumatech, the ability to integrate the technologies and businesses obtained in recent acquisitions by Pumatech with Pumatech’s current technologies and businesses, risks associated with ongoing litigation involving Pumatech’s intellectual property, the ability to retain key employees of Synchrologic, the ability to leverage the acquisition to address synchronization challenges, timely introduction, availability and acceptance of new products, the impact of competitive products and pricing, consummation of binding agreements with prospective business partners, as well as additional risk factors, as discussed in the “Risk Factors” section of Pumatech’s Annual Report on Form 10-K for the year ended July 31, 2002 and Pumatech’s quarterly reports filed from time to time with the U.S. Securities and Exchange Commission. Pumatech disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this FAQ.

In connection with the proposed transaction, Pumatech will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when available) and other documents filed by Pumatech with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Pumatech with the Securities and Exchange Commission may also be obtained from Pumatech by directing a request to Pumatech, Attention: Richard Mosher, 408-321-7650. Investors and security holders of Pumatech are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Pumatech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Pumatech stockholders in favor of the proposed transaction. These directors and executive officers include Woodson (Woody) Hobbs, Keith Kitchen, John Stossel, Mehdi Maghsoodnia, Clyde Foster, Michael Clair, Michael Praisner, and Kirsten Berg-Painter. Collectively, as of September 15, 2003, the directors and executive officers of Pumatech may be deemed to beneficially own approximately 8.36 percent of the outstanding shares of Pumatech common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.